UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Chromcraft Revington, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
171117-10-4
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	171117-10-4

1	NAMES OF REPORTING PERSONS Chromcraft Revington Employee Stock Ownership and Savings Plan (ESOP component only) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Not applicable

	5	SOLE VOTING POWER

NUMBER OF		1,400,213

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		267,161

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

		1,667,374

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,667,374

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	27.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP
1 The Chromcraft Revington Employee Stock Ownership Plan merged with the Chromcraft Revington Savings Plan to form the Chromcraft Revington Employee Stock Ownership and Savings Plan. In connection with the merger, the Chromcraft Revington Employee Stock Ownership Plan trust was renamed the Chromcraft Revington Employee Stock Ownership and Savings Plan — ESOP Component Trust (the “ESOP Trust”).
2 Based upon 6,149,393 shares of common stock, $.01 par value per share, of Chromcraft Revington, Inc. outstanding as of the close of business on December 31, 2010 and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	171117-10-4

1	NAMES OF REPORTING PERSONS Reliance Trust Company (solely in its capacity as trustee of the Chromcraft Revington Employee Stock Ownership and Savings Plan — ESOP Component Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Georgia

	5	SOLE VOTING POWER

NUMBER OF		1,400,213

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		267,161

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

		1,667,374

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,667,374

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	27.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK
3 Based upon 6,149,393 shares of common stock, $.01 par value per share, of Chromcraft Revington, Inc. outstanding as of the close of business on December 31, 2010 and computed in accordance with Rule 13d-3(d)(1).

Item 1.
(a)	Name of Issuer: Chromcraft Revington, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1330 Win Hentschel Boulevard, Suite 250, West Lafayette, Indiana 47906
Item 2.
(a)	Name of Person Filing:

Chromcraft Revington Employee Stock Ownership and Savings Plan (ESOP component only) (the “ESOP”)

Reliance Trust Company, not in its corporate capacity but solely as trustee of the ESOP Trust (the “Trustee”)

(b)	Address of Principal Business Office or, if none, Residence:

The business address of the ESOP is 1330 Win Hentschel Boulevard, Suite 250, West Lafayette, Indiana 47906

The business address of the Trustee is 1100 Abernathy Road, 500 Northpark, Suite 400, Atlanta, Georgia 30328

(c)	Citizenship:

The Trustee is a trust company organized under the laws of the State of Georgia

(d)	Title of Class of Securities:

Common Stock, $.01 par value (the “Common Stock”)

(e)	CUSIP Number:

171117-10-4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
The ESOP is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F)

The Trustee is a bank as defined in Section 3(a)(6) of Securities Exchange Act of 1934

Item 4.	Ownership
The following information relates to the ESOP’s ownership of Common Stock as of December 31, 2010:
(a)	Amount beneficially owned:

1,667,374
(b)	Percent of class:

27.1% (calculated using the same assumptions as set forth in footnote 2)

(c)	Number of shares as to which the ESOP has:
(i)	Sole power to vote or to direct the vote: 1,400,213

(ii)	Shared power to vote or to direct the vote: 267,161

(iii)	Sole power to dispose or to direct the disposition: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,667,374

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
All of the shares reported as beneficially owned in this Amendment No. 9 to Schedule 13G are held by the Trustee for the benefit of the participants of the ESOP. To the knowledge of the Trustee, no participant of the ESOP has a beneficial interest by virtue of shares allocated to any participant’s plan account that equals more than five percent of the outstanding Common Stock.
Subject to the terms and conditions of the ESOP, participants in the ESOP have the right to direct the Trustee in the voting of Common Stock allocated to their respective plan accounts on all matters required to be submitted to a vote of the stockholders of the Issuer. Subject to the terms and conditions of the ESOP and unless its fiduciary duties require otherwise, the Trustee will vote (a) the shares allocated to participants’ accounts under the ESOP in accordance with the instructions received in a timely manner from participants, and (b) the shares that have not been allocated to participants’ accounts in accordance with the directions of the Benefit Plans Administrative Committee of the Company (the “Benefit Committee”). Any shares allocated to a participant’s account for which the Trustee has not received voting instructions in a timely or proper manner will be voted by the Trustee in accordance with the directions of the Benefit Committee.
Subject to the terms and conditions of the ESOP and the ESOP Trust, participants of the ESOP are entitled to receive dividends on, and the proceeds from the sale of, shares of Common Stock held by the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below the Trustee certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
* * *

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

CHROMCRAFT REVINGTON EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN (ESOP COMPONENT) By: RELIANCE TRUST COMPANY, solely in its capacity as the Trustee of the ESOP
By:	/s/ Stephen A. Martin
Stephen A. Martin, Senior Vice President

RELIANCE TRUST COMPANY, solely in its capacity as the Trustee of the ESOP
By:	/s/ Stephen A. Martin
Stephen A. Martin, Senior Vice President